

January 12, 2011

Ron J. Copher
Senior Vice President and CFO
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

      Re: **Glacier Bancorp, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 1, 2010
            Forms 10-Q for the Quarterly Periods Ended March 31, 2010,
            June 30, 2010, and September 30, 2010
            File No. 000-18911

Dear Mr. Copher:

We have reviewed your response letter dated September 3, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Note (12) Fair Value of Financial Instruments, page 22

1.   We note from your response to prior comments two and five of our letter dated June 25, 2010 that you rely either on new or updated appraisals and evaluations or you adjust the last appraisal or evaluation to determine the valuation of your collateral-dependent impaired loans and other real estate owned. We note the adjustments made to the fair value determined by the appraisal or evaluation are based on other factors and events in the environment including the timing of cash flows expected to be received. Please

Ron J. Copher
Glacier Bancorp, Inc.
January 12, 2011
Page 2

revise future filings to include the above information that was provided in your response for both impaired loans and other real estate owed.

2.   In addition, we note your response to prior comment two of our letter dated June 25, 2010 that states the adjustments to the carrying value of an impaired loan can be made through a provision for loan loss, a charge-off, or a recovery. Please tell us and revise future filings to describe the facts and circumstances that would lead to an upward adjustment or recovery in the carrying value of an impaired loan. In addition, please tell us the total recoveries for the nine months ended September 30, 2010 due to the adjustments made to the carrying value of a loan.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Expense, page 31

3.   We note your response to prior comment five of our letter dated June 25, 2010 that you considered taking aggressive efforts to market the real estate and other assets owned (e.g., auctions of individual properties or combination of properties). In addition, we note your disclosure on page 31 that the loss on sale of other real estate owned was $6.3 million for the nine months ended September 30, 2010. Please tell us and include in future filings, how you considered these aggressive market strategies in your determination of estimated selling costs for your real estate and other assets owned. In addition, please expand your disclosures on the loss due to sale of other real estate owned to include a discussion of the changes made in your marketing efforts and the amount of related loss.

Additional Management's Discussion and Analysis

Non-Performing Assets, page 42

4.   We note your disclosure on page 43 that most of the non-performing assets are secured by real estate and based on current information Management determined that the value of the underlying collateral is adequate to minimize significant charge-offs or losses. In addition, we note that partial charge-offs totaling $25.8 million were made on impaired loans that you continue to have concern about the collectability of the remaining balance of $38.4 million at September 30, 2010. Due to the significant impact the collateral value has to your valuation of impaired loans and charge-offs please disclose the following in future filings:

- How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

- Describe how charge-offs for confirmed losses impact the coverage ratio (total allowance for loan losses divided by total nonperforming loans). For example, consider providing the following types of disclosure:

  o Nonperforming loans for which the full loss has been charged-off to total loans;

  o Nonperforming loans for which the full loss has been charged-off to total nonperforming loans;

  o Charge-off rate for nonperforming loans for which the full loss has been charged-off;

  o Coverage ratio net of nonperforming loans for which the full loss has been charged-off;

  o Total Allowance / (Total loans –Nonperforming loans for which the full loss has been charged-off); and

  o Allowance for individually impaired loans / Total loans that are individually impaired.

5. We note your response to prior comment one of our letter dated June 25, 2010 and your disclosure on page 44 that you had $30.6 million of loans that were issued to a single borrower or related party group of borrowers that also had troubled debt restructured loans (TDRs) during the period that were classified as nonaccrual or partially charged-off. Please tell us and revise future filings to disclose the factors you consider on an ongoing basis to determine whether the non-restructured loans issued to the same borrower(s) should continue to accrue interest.

6. We note from your response to prior comment ten of our letter dated June 25, 2010 that you consider new or updated appraisals or evaluations, expected cash flows and the timing thereof, and other current information in your determination of the fair value of your construction and ADC loans. Please revise future filings to include the information related to these portfolios from your response. In addition, given that residential construction and land, lot, and other construction portfolios account for more than half of your total net charge-offs and non-accrual loans, please provide enhanced disclosures related to this concentration of credit risk and tell us the following for the five largest loans in these portfolios:

- General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.);
- The type of collateral securing the loan;
- The amount of total credit exposure outstanding;
- The amount of the allowance allocated to the credit relationship; and
- Additional information considered for supporting the allocated allowance for loan loss for each credit.

7.   We note your disclosure on page 44 that the majority of your commercial real estate impaired loans had new or updated appraisals in the latter half of 2009 or 2010. Please tell us and include in future filings the approximate amount or percentage of impaired loans for which the Company relied on a new or updated appraisal of the collateral that was not more than one year old to assist in measuring impairment.

You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief